Filed by Xerox Holdings

Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: HP Inc.

(Commission File No. 001-04423)

The following are images taken from the website www.XplusHP.com (publicly available as of February 10, 2020), which provides information relating to the proposal that Xerox Holdings Corporation has made for a business combination transaction with HP Inc.

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Additional Information
The information on this site relates to a proposal that Xerox Holdings Corporation (“Xerox”) has made for a business combination transaction with HP Inc. (“HP”). In furtherance of this proposal and subject to future developments, Xerox (and, if applicable, HP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the “SEC”). The information on this site is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.
Xerox has not yet commenced the tender offer referred to in this communication, and the information on this site does not constitute an offer to buy or solicitation of an offer to sell any securities. Upon the commencement of any tender offer, Xerox will file a tender offer statement with the SEC. Investors and security holders of Xerox and HP are urged to read the proxy statement(s), registration statement, tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents), prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction.
Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.
The information on this site shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
The information on this site is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees and the candidates identified by Xerox in the notice of its intention to nominate such candidates for election at HP’s 2020 Annual Meeting of Stockholders (the “Xerox nominees”) may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions, including with respect to HP’s 2020 Annual Meeting of Stockholders. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the Annual Report on Form 10-K for the year ended December 31, 2018 filed by Xerox Corporation with the SEC on February 25, 2019. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the Xerox nominees will be included in the proxy statement Xerox intends to file with the SEC should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.
© Xerox Holdings Corporation 2020
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xerox Home News Leadership Director Nominees FAQ
Xerox + HP
A Value Creating Combination
The strategic and financial benefits of a combination between Xerox and HP are self-evident.
After listening to HP’s shareholders, Xerox has increased its offer to:
$24.00 per share | $18.40 in cash and 0.149 Xerox shares for each HP share
*Based on Xerox’s closing share price of $37.68 on February 6, 2020.
A Value-Creating Combination
Xerox’s compelling proposal would allow HP shareholders to realize immediate cash value and enjoy approximately equal participation in substantial future upside. Xerox intends to launch a tender offer to give HP shareholders the opportunity to decide for themselves whether to accept Xerox’s proposal.
MORE INFORMATION
Investor Presentation
In this inventor presentation, we provide an overview of the value of our offer and the compelling strategic and financial logic of the combination.
VIEW
Latest News Release
In its latest release, Xerox announced its intention to launch a tender offer for all outstanding shares of HP at a price of $24 per share.
VIEW
The combined company by the numbers
~$4bn+ ~$2bn ~$67bn
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Free Cash Flow Before Any Synergies     Cost Synergies 2020E Pro Forma Combined Revenue
VISIT XEROX INVESTOR RELATIONS HP SHAREHOLDERS, CONTACT US HERE
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xerox
Home
News
Leadership
Director Nominees
FAQ
News Presentations
Shareholder Presentation
December 9th, 2019
News
Releases
Xerox Increases Offer Price for HP Inc. to $24 Per Share
February 10th, 2020
Xerox to Nominate Full Slate of Directors for Election at HP’s 2020 Annual Meeting
January 23rd, 2020
Xerox Secures $24 Billion in Binding Financing Commitments for HP Acquisition
January 6th, 2020
Xerox Confirms Intention to Engage Directly with HP Shareholders in Absence of
Mutual Due Diligence
November 26th, 2019
Xerox Strongly Encourages HP’s Board of Directors Not to Sanction Further Delay
November 21st. 2019
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xerox Home News Leadership Director Nominees FAQ
Leadership
Xerox’s management team has a proven track record and a strategic 3-year playbook for creating shareholder value
Executive Leadership
*indicates former HP leadership
John Visentin
Vice Chairman and Chief Executive Officer*
Steve Bandrowczak
President and Chief Operations Officer*
Appointed as Xerox’s chief operations officer and president in June 2018
Integrated 50+ acquisitions and spinouts throughout his career, including HP, Alight and Lenovo
Served as senior vice president for Global Business Services at HP, and transformed their employee shared service organization into a highly eff1cient operation with a focus on automation, business intelligence and labor optimization
Led the business process outsourcing practice in the Enterprise Services Group at HP
Was previously chief operating officer and chief information officer at Alight Solutions and president of
Telecommunication Media and Technology at Sutherland Global Services
FULL BIO
Joanne Collins Smee
Executive Vice President and Chief Commercial, SMB and Channels Officer
Appointed as Xerox’s chief commercial officer and senior vice president in September 2018 and was promoted to executive vice president and chief commercial, SMB and channels officer in February 2020
Joined Xerox from the U.S. Federal Government where she led Technology Transformation Services and developed the new Federal IT Modernization Centers of Excellence, which is used by government agencies to execute major technology projects to improve citizen experience
Spent more than 25 years at IBM in a variety of global executive leadership roles, including client sales, development and delivery of technical products and services, and drove significant improvements in cost, speed
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and quality of deliverables
FULL BIO
Mike Feldman
Executive Vice President and President, Americas Operations*
Appointed as Xerox’s president of the Americas Operations in January 2019 and as an executive vice president of the Company in January 2017, and has been an officer of Xerox since October 2013
Previously served as president of Xerox’s Large Enterprise Operations for the Technology Business and as
senior vice president of the Global Document Outsourcing Services Business Group; transformed Xerox’s managed services offering to focus on increased customer value by providing enhanced security and workflow automation solutions
Spent 24 years at HP and was most recently HP’s vice president and general manager of their Managed
Enterprise Solutions Business Unit in the Imaging and Printing Group’s Americas Organization, optimizing HP’s route-to-market effectiveness by creating industry vertical solutions and sales specialization
FULL BIO
Mary McHugh
Executive Vice President and Chief Delivery and Supply Chain Officer
Appointed as Xerox’s chief delivery officer and as a senior vice president in June 2018 and was named executive vice president and chief delivery and supply chain officer in February 2020
Has worked at HPE as the Company’s senior vice president of Global Solution Design and Delivery,
Infrastructure Outsourcing Services where she successfully led a $600M cost reduction in 18 months while improving SLA performance
Previously served as senior vice president of SaaS Implementation Success Management and SaaS Consulting
for North America at Oracle where she led the mission transformation from on premise to SaaS consulting and improved SaaS implementation partner success outcomes
o Spent 28 years at IBM in roles of increasing responsibility within the Global Services organization
FULL BIO
Suzan Morno-Wade
Executive Vice President and Chief Human Resources Officer
o Appointed as an officer and executive vice president and chief human resources officer of Xerox on November
29, 2018
o Joined Xerox in 2016 as vice president of Total Rewards
o Has 20 years of progressive human resources leadership experience spanning several industries including posts at global companies such as Hess, Quantum, Mitsubishi, General Electric and Quaker Oats
FULL BIO
William F. Osbourn, Jr.
Executive Vice President and Chief Financial Officer
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Appointed executive vice president and CFO in January 2017 after joining Xerox in December 2016
Joined Xerox after serving as co-chief financial officer of Time Warner Cable; served as TWC’s senior vice president - controller and chief accounting officer for eight years
Has extensive M&A and integration expertise; was involved in the sale of TWC to Charter Communications
Spent 14 years at Pricewaterhousecoopers LLP where he was admitted to partnership in 2000 and served as
National Office partner
FULL BIO
Louie Pastor
Executive Vice President and General Counsel
Appointed as Xerox’s general counsel and as an officer and executive vice president in October 2018
Previously served as deputy general counsel at lcahn Enterprises where he originated, negotiated and/or executed acquisitions, dispositions and investments valued at over $20 billion
Experience at lcahn Enterprises includes the hostile acquisition of The Pep Boys - Manny, Moe & Jack, the $2 billion negotiated sale of XO Communications to Verizon and the $150 million Series E investment in Lyft
Served on five public company Boards of Directors and led activist campaigns at numerous public companies including a consent solicitation to increase share buybacks at Apple, a precatory proposal to split eBay and
PayPal and contested director elections at AIG, Freeport-McMoRan and Newell Brands
Began career at Simpson, Thacher & Bartlett LLP advising public companies on M&A and corporate f1nance transactions
FULL BIO
Herve Tessler
Executive Vice President and President, EMEA Operations
Appointed as Xerox’s president, EMEA operations in January 2019 and as executive vice president in January
2017; has been an officer since July 2010
Served as Xerox’s president of International Operations, leading the go-to-market teams in more than 150 countries and was previously president of Corporate Operations responsible for Xerox’s core corporate functions
Joined Xerox in 1987 as a sales representative in Paris
FULL BIO
Tracey Koziol
Senior Vice President, Global Offerings
Appointed as Xerox’s senior vice president of Global Offerings in September 2018 and has been an officer of
Xerox since May 2019
Joined Xerox in November 2014 as vice president of Workplace Solutions, covering the A4 segment and responsible for overall strategy of Workplace Solutions
Previously served as chief experience officer at Gee Holding LLC and as vice president of Global Telco Sales &
Mobility Solutions Planning at Dell
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Has extensive experience in delivery of high tech, cost-effective, yet differentiated products as demonstrated in her 20-year tenure at Motorola
FULL BIO
Naresh Shanker
Senior Vice President, Chief Technology Officer*
Appointed as Xerox’s chief technology officer and has been an officer of Xerox since May 2019
Joined Xerox as chief digital officer and as a member of the executive committee in January 2019
Has led several acquisitions, spinouts and transformation efforts throughout his career including at Samsung
Print, Agilent, Verigy, Avago and HP Medical Products Group
Served as CIO at HP where he led their digital transformation effort and architected the split of HP Inc. and HPE
Joined HP through the acquisition and integration of Palm, Inc., where he led integration efforts, after beginning his career at HP Medical Products Group and in the field of diagnostic medicine in Boston
Holds multiple patents and has 25+ years of experience in the technology industry
FULLBIO
Anne Marie Squeo
Senior Vice President, Chief Communications and Brand Officer
Appointed as chief communications and brand officer in March 2019 and has been an officer of Xerox since May 2019
Served as IBM’s vice president of Watson, Cloud and Technology Communications
Held senior communications roles at Netflix, Raytheon and Lockheed Martin; helped Netflix launch in 130 countries and led Lockheed Martin through two major restructurings and CEO turnover
Spent nearly 15 years as a business journalist, including more than seven years at The Wall Street Journal where she earned a Pulitzer Prize
FULL BIO
Nicole Torraco
Senior Vice President, Chief Strategy and M&A Officer
Appointed as Xerox’s Chief Strategy and Mergers & Acquisitions Officer in January 2020
Appointed as vice president of strategy and Mergers & Acquisitions in May 2018 and promoted to senior vice president of strategy and Mergers & Acquisitions in February 2019
Has been responsible for closing four recent acquisitions at Xerox including Vader, which brings Xerox a breakthrough 3D technology, as well as Heritage Business Systems, Rabbit Office Automation and Arena Group, which build on Xerox’s SMB distribution presence
Joined Xerox after spending over a decade investing in stressed, distressed and event driven debt and equity securities, most recently at Onex Corp. and previously at Babson Capital
Prior to working at hedge funds, Nicole was at Rothschild and Gleacher & Co advising on corporate restructurings and M&A
FULLBIO
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~ Xerox Holdmgs Corporat1on 2020 Pnvacy Po hey Terms and Cond1t1ons

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Xerox
Home News Leadership Director Nominees FAQ
Director Nominees
Betsy Atkins
Notable executive and Board experience:
Ascend Communications, Wynn Resorts, SL Green Realty, Schneider Electric, Cognizant Technology Solutions
Betsy Atkins was previously Chair and CEO of Clear Standards, a software company acquired by SAP in 2009. She also co-founded Ascend Communications, which was acquired by Lucent Technologies in 1999 for $23 billion.
Today, she is Chief Executive Officer of Baja Corporation, a venture capital firm she founded to make seed investments in technology, energy and life sciences companies.
Ms. Atkins serves on the Boards of Wynn Resorts and SL Green Realty and previously served on the Boards of Schneider Electric, Cognizant Technology Solutions, HD Supply Holdings and Darden Restaurants, among others.
She is a venture capital investor, three-time CEO and expert on corporate governance and board oversight, having written two books on the subject (Be Board Ready: The Secrets to Landing a Board Seat and Being a Great Director and Behind Boardroom Doors: Lessons of a Corporate Director).
George Bickerstaff
Notable executive and Board experience:
Novartis Pharma AG, Axovant Sciences, lnnoviva, ARIAD Pharmaceuticals
George Bickerstaff is currently co-founder and Managing Director of M.M. Dillon & Co., a leading healthcare and technology boutique investment bank.
Prior to co-founding M.M. Dillon, he had a successful career as a corporate executive in the technology and healthcare industries, most recently as the Chief Financial Officer of Novartis Pharma AG.
He currently serves on the Boards of Axovant Sciences and lnnoviva, among others, and previously served on the Board of ARIAD Pharmaceuticals, which was acquired by Takeda for $5.2 billion in 2017.
Mr. Bickerstaff brings financial and operational experience in the healthcare, pharmaceutical and information technology industries, along with expertise in accounting and regulatory matters and insight into the views of shareholders, investors, analysts and others in the financial community.

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Carolyn Byrd
Notable executive and Board experience:
The Coca-Cola Company, Regions Financial Corporation, Freddie Mac, Popeyes Louisiana Kitchen, GlobalTech
Financial
Carolyn Byrd is Chair and Chief Executive Officer of GlobalTech Financial, which she founded in 2000 after a long career at The Coca-Cola Company.
She currently serves on the Board of Regions Financial Corporation and has previously served on the Boards of, among others, Freddie Mac, Popeyes Louisiana Kitchen and the St. Paul Companies, which merged with Travelers in 2003 to create the second largest business insurer in the U.S.
Ms. Byrd has held many positions in which she was responsible for key managerial, strategic, financial and operational decisions. In 2018, she was named one of the “2018 Most Influential Corporate Directors” by WomenInc.
Jeannie Diefenderfer
Notable executive and Board experience:
Verizon Communications, Windstream Holdings,U.S. National Security Agency, Tufts University, courageNpurpose
Jeannie Diefenderfer spent 28 years at Verizon, where,among other things, she led the integration of GTE into
Bell Atlantic after GTE was acquired in an all-stock deal valued at $52.8 billion.
She now advises Boards and Chief Executive Officers as founder and Chief Executive Officer of consulting firm
courageNpurpose.
She currently serves on the Board of Windstream Holdings, is Vice Chair of the Board of Trustees of Tufts University and is a member of the Workforce Development & Support Advisory Panel at the U.S. National Security Agency, where she advises on workforce development and diversity and inclusion.
Ms. Diefenderfer has considerable technology expertise as a senior engineer at Verizon and significant experience integrating complex legacy operations.
Kim S. Fennebresque
Notable executive and Board experience:
Ally Financial, BlueLinx Holdings, Albertsons Companies, Cowen Group,UBS
Kim Fennebresque was Chairman, President and Chief Executive Officer of Cowen Group for nine years.
Prior to Cowen, he led the Corporate Finance and Mergers & Acquisitions departments at UBS and the
Investment Banking division at Lazard Freres & Co.
He currently serves on the Boards of Ally Financial, BlueLinx Holdings and Albertsons Companies, and he previously served on the Boards of several civic organizations,including the TEAK Fellowship and the Rockefeller Brothers Fund Finance Committee.
Mr. Fennebresque has experience evaluating, negotiating and executing complex mergers and acquisitions and overseeing capital allocation and risk-management matters.
Carol Flaton
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Carol Flaton
Notable executive and Board experience:
EP Energy Corporation, AlixPartners, Lazard Freres & Co., Credit Suisse
Carol Flaton has served as a Managing Director at AlixPartners, a global consulting firm specializing in restructuring, turnarounds, enterprise improvement and digital consulting.
She previously held senior positions at Lazard Freres & Co. and Credit Suisse, among others. Her board experience includes EP Energy Corporation and Jupiter Resources.
Ms. Flaton has expertise in banking, finance and restructuring across multiple industries, with a focus on companies undergoing complex transformations.
Matthew Hart
Notable executive and Board experience:
Hilton Hotels, American Airlines, American Homes 4 Rent, U.S.Airways, Kilroy Realty Corporation
Matthew Hart most recently served as President and Chief Operating Officer of Hilton Hotels until the buyout of
Hilton by Blackstone in 2007.
He currently serves on the Boards of American Airlines, American Homes 4 Rent and Air Lease Corporation.
He previously served on the Boards of U.S. Airways, Kilroy Realty Corporation and America West Holdings,
among others.
Mr. Hart brings experience as a senior operating and finance executive for several large global companies including Hilton, Walt Disney and Marriott
Fred Hochberg
Notable executive and Board experience:
Export-Import Bank of the United States, Lillian Vernon Corporation
Fred Hochberg was most recently the Chairman and President of the Export-Import Bank of the United States during the Obama administration.
Before entering public service, Mr. Hochberg served as, among other things, President and Chief Operating Officer of Lillian Vernon Corporation, a company he transformed from a small private business into an international, publicly traded corporation.
Mr. Hochberg’s tenure as the longest ever serving Chairman of the Export-Import Bank of the United States gives him significant expertise and insight into global trade matters, and his experience leading and modernizing large, complex organizations, both in the government and for-profit spheres, provides him with substantial transformation experience.
Jacob Katz
Notable executive and Board experience:

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Grant Thornton, Jefferies, Herc Holdings
Jacob Katz was Chairman of Grant Thornton,a leading independent audit, tax and advisory firm. He currently serves on the Boards of Jefferies Financial Group and Herc Holdings.
Mr. Katz has executive management and leadership skills gained in many leadership roles at Grant Thornton, including as Chairman, New York and Northeast Managing Partner, and Global Leader of Financial Services.
His experience with various industries during his long tenure with Grant Thornton provides him with knowledge in addressing public company financial and accounting matters.
Nichelle Maynard-Elliott
Notable executive and Board experience:
Praxair, Element Solutions
Nichelle Maynard-EIIiott most recently served as Executive Director of Mergers & Acquisitions for Praxair, where, among other things, she helped lead Praxair through its $90 billion merger with the Linde Group in 2018.
Ms.Maynard-Elliott currently serves on the Board of Element Solutions, a specialty chemicals company.
Ms. Maynard-Elliott has a track record of creating shareholder value by employing financial, legal, mergers and acquisitions and business development expertise.
Thomas Sabatino, Jr.
Notable executive and Board experience:
Aetna, Hertz, Walgreens, United Airlines, Teligent
Thomas Sabatino, Jr. most recently served as Executive Vice President and General Counsel of Aetna, where he was also a member of its Executive Committee.
He has held a number of other General Counsel and executive leadership positions at global companies, including Hertz, Walgreens and United Airlines, where he helped lead the company through its merger with Continental Airlines.
He is currently on the Board of Teligent, a pharmaceutical company.
Mr. Sabatino brings business acumen and legal expertise in corporate governance, crisis management, mergers and acquisitions and complex litigation resolution.
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xerox    Home News Leadership Director Nominees FAQ
Frequently
Asked
Questions
What is the industrial logic underpinning a combination between Xerox and HP?    X
In mature industries, those companies that move first to consolidate not only win but have an opportunity to reshape the competitive landscape in an enduring way.
A combined Xerox HP would be better positioned to drive growth, invest in innovation,and capitalize on economies of scale.The companies have complementary offerings that would cover all client needs from small and mid·size businesses to large enterprises to production printing segments. They would also be able to effectively harness complementary IP and expertise to accelerate the introduction of new high-growth technologies.
The new proforma company would be both more profitable and better positioned to provide customers with a stronger mix of products, services and support than either company could do on its own. The increased cash flow generated by this deal would allow for rapid deleveraging, greater capital returns to shareholders and enhanced investment in innovation that could put these storied brands at the forefront of their industries for decades to come.
Why did previous discussions between the two companies end?     X
Despite agreeing on the industrial logic,and that antitrust risk would be minimal,HP would not commit to defining a clear path forward that would allow both companies to evaluate and execute a mutually beneficial transaction in a timely manner.Given our extensive work, especially around the synergies, along with the benefits a first mover will have in a consolidation, we determined that now was the time to act, which is why we took the initiative on the transaction.
What are the terms of Xerox’s tender offer?     X
Our offer is to acquire all outstanding HP shares at a price of $24.00 per share, which will be comprised of $18.40 in cash and 0.149 Xerox shares for each HP share
(based on XRX’s closing share price of $37.68 on February 6th , 2020).
What are the financial benefits to HP shareholders of a combination?    X
Xerox’s increased offer is highly compelling for both companies and our respective shareholders. For HP shareholders, it represents:
Significant, immediate cash value, and meaningful upside via approximately half of the equity ownership in the combined company;
A clear path to generate incremental run-rate cost synergies of at least $2 billion within 24 months, of which HP shareholders would own nearly half;
$1-$1.5 billion of potential near term growth opportunities only realized through a combination; and
A 41% premium to HP’s unaffected 30-day volume weighted average trading price of $17.00.
This offer allows HP shareholders to receive substantially all of HP’s unaffected share price in cash, while retaining approximately half of the value upside through their pro forma equity ownership.
What are the financial benefits to Xerox shareholders of a combination?    X
The transaction would be accretive to Xerox shareholders from Day 1,with meaningful additional value upside through both cost and revenue synergies. Our proposal is highly compelling for both companies and our respective shareholders.
Xerox shareholders would have the opportunity to benefit from the upside of a company that would be well positioned to create increased value through growth and innovation as it reshapes the competitive landscape.
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Why did Xerox nominate a slate of Directors to HP’s Board?    X
HP’s Board has refused to engage in constructive conversations around a negotiated transaction, and Xerox believes that HP shareholders deserve better - they deserve a Board that will explore any and all opportunities to create value.
That is why Xerox has nominated a slate of highly qualified, independent Directors for election at HP’s 2020 Annual Meeting of Stockholders. These new Directors will be fully committed to acting in the best interests of HP shareholders.
Why is Xerox’s management team well-placed to lead the combined company?    X
Xerox’s management team has a proven track record. They swiftly stabilized and streamlined Xerox’s operations, took decisive steps to reduce costs and made bold moves to position the company for growth.
Xerox’s stock has nearly doubled in value in the last 12 14 months because of the discipline and strategy this leadership team has employed. This was underscored by Xerox’s recent Q4 and Full Year 2019 earnings, which beat market expectations on every measure for 2019, including full year consensus for revenue, adjusted EPS, free cash flow and adjusted operating margin.
Has Xerox been speaking with HP and its Board regarding a negotiated transaction?    X
HP has refused to engage regarding a transaction it has acknowledged makes strategic and financial sense.
Has Xerox been meeting with HP shareholders? What have they been saying and what are their concerns?     X
Xerox has been meeting with HP shareholders, and they have told Xerox that they want the $2 billion in run-rate cost synergies and the first-mover advantage from industry consolidation. Neither of these can be achieved by either company on a standalone basis.
HP’s shareholders clearly understand the industrial logic of the proposed transaction and have told Xerox they believe a combination of the two companies will create tremendous value. They share Xerox’s concern and frustration around HP’s refusal to engage in a dialogue to explore the transaction.
Now HP shareholders will have the opportunity to make their own determination.
What have Xerox shareholders said about the proposed transaction?     X
Xerox shareholders are supportive of our proposal.
Why has Xerox raised its offer for HP and why now? How did Xerox arrive at $24 per share?    X
Our increased offer demonstrates our commitment to completing this acquisition.
Since we submitted our initial offer of -$22 per share, HP has refused to engage in constructive dialogue. However, since our initial offer, Xerox has met, in some cases multiple times, wtih many of HP’s largest shareholders. These shareholders consistently state that they want the enhanced returns and improved growth prospects that will result from combining our two companies. The value created by the synergies that can be realized in a combination of Xerox and HP is incremental to any value that HP can create by revising its strategic plan or dramatically changing its capital allocation policy to incorporate additional share repurchases. The ask we hear most consistently from HP’s investors is for greater equity ownership in the combined company.
This tender offer is intended as a direct response to the feedback Xerox has received from HP’s investors. This offer represents a 41% premium to HP’s unaffected 30-day volume weighted average trading price of $17.00, and the increase reinforces our conviction that a combination is the best path forward for both groups of shareholders.
How is Xerox financing the revised offer?    X
As announced on January 6, 2020, we have already secured $24 billion in binding debt financing commitments. There are multiple different sources available to us for funding the incremental consideration in our increased offer. We are currently in discussions with multiple institutional investors that have approached us and expressed interest in committing capital to facilitate a transaction. Citi has also provided us with a highly confident letter for a public offering of mandatory convertible securities. Our revised offer will not be subject to any financing contingency.
Is Xerox expected to maintain an investment grade rating at this offer level?    X
Xerox’s financing options are reviewed with the combined company’s investment grade rating in mind. Accordingly, Xerox expects the combined company to maintain an investment grade rating.

Does Xerox have a deleveraging plan for the combined Company?    X
In the investor presentation published on December 9, 2019, Xerox set out a detailed plan for deleveraging the combined company following completion of the acquisition. Meaningfully enhanced free cash flow, supported by at least $2 billion in realized cost synergies, would enable the combined company to reduce leverage significantly within 24 months. Please find more details in the presentation in the News section of www XplusHP.com.
What are the next steps in Xerox’s bid for HP?    X
Xerox intends to launch its tender offer at our increased price of $24.00 per share on or around March 2, 2020.
We are continuing to meet with HP shareholders to explain the rationale for this transaction and our actions.
As part of our M&A playbook, we are planning the integration of the two companies so we can move swiftly after closing to realize cost and revenue synergies.
How do I show support for the transaction?    X
If you are in favor of the combination of Xerox and HP please reach out to HP to discuss why you believe it is in HP shareholders’ best interests.
How do I vote for Xerox nominees to the HP Board?    X
Xerox will not be soliciting shareholder support for our nominees to HP’s Board until we file a definitive proxy statement with the SEC. At that time, we will mail HP shareholders Xerox’s proxy statement and proxy card that will enable you to vote.
Xerox Holdings Corporation 2020 Privacy Policy Terms and Conditions

Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: our ability to address our business challenges in order to reverse revenue declines, reduce costs and increase productivity so that we can invest in and grow our business; our ability to attract and retain key personnel; changes in economic and political conditions, trade protection measures, licensing requirements and tax laws in the United States and in the foreign countries in which we do business; the imposition of new or incremental trade protection measures such as tariffs and import or export restrictions; changes in foreign currency exchange rates; our ability to successfully develop new products, technologies and service offerings and to protect our intellectual property rights; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; the risk that partners, subcontractors and software vendors will not perform in a timely, quality manner; actions of competitors and our ability to promptly and effectively react to changing technologies and customer expectations; our ability to obtain adequate pricing for our products and services and to maintain and improve cost efficiency of operations, including savings from restructuring actions; the risk that confidential and/or individually identifiable information of ours, our customers, clients and employees could be inadvertently disclosed or disclosed as a result of a breach of our security systems due to cyber attacks or other intentional acts; reliance on third parties, including subcontractors, for manufacturing of products and provision of services; the exit of the United Kingdom from the European Union; our ability to manage changes in the printing environment and expand equipment placements; interest rates, cost of borrowing and access to credit markets; funding requirements associated with our employee pension and retiree health benefit plans; the risk that our operations and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; any impacts resulting from the restructuring of our relationship with Fujifilm Holdings Corporation; the shared services arrangements entered into by us as part of Project Own It; the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those proposed; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; the ultimate result should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox Corporation’s 2018 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”). These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication relates to a proposal that Xerox has made for a business combination transaction with HP. In furtherance of this proposal and subject to future developments, Xerox (and, if applicable, HP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.

Xerox has not yet commenced the tender offer referred to in this communication, and this communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Upon the commencement of any tender offer, Xerox will file a tender offer statement with the SEC. Investors and security holders of Xerox and HP are urged to read the proxy statement(s), registration statement, tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents), prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees and the candidates identified by Xerox in the notice of its intention to nominate such candidates for election at HP’s 2020 Annual Meeting of Stockholders (the “Xerox nominees”) may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions, including with respect to

HP’s 2020 Annual Meeting of Stockholders. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the Annual Report on Form 10-K for the year ended December 31, 2018 filed by Xerox Corporation with the SEC on February 25, 2019. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the Xerox nominees will be included in the proxy statement Xerox intends to file with the SEC should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.